UNITED STATES
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*


Onteco Corporation
(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

683311104

(CUSIP Number)
Amir Kammona
170 Hillsborough lane
Lenoir City,TN 37772
(865)816-6019
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

10/7/2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D,and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





      1.  Names of Reporting Persons.

	Amir A Kammona

      2.  Check the Appropriate Box if a Member of a Group

	(a) o
      	(b) o

      3.  SEC Use Only

      4.  Source of Funds

	PF

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

	2(d) or 2(e)
         o

      6.  Citizenship or Place of Organization

	 United States




         Number of Shares
         Beneficially
         Owned by
         Each Reporting
         Person With:

       7.  Sole Voting Power
      18197843

      8.  Shared Voting Power
      0

      9.  Sole Dispositive Power
      18197843

      10.  Shared Dispositive Power
      0

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person
      18197843
      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      o
      13.  Percent of Class Represented by Amount in Row (11)
      0.072
      14.  Type of Reporting Person
      IN







ITEM 2. IDENTITY AND BACKGROUND



(a)     Name;
Amir A kammona

(b) Residence or business address;
170 Hillsborough lane
Lenoir City, TN 37772
(c) Present principal occupation or employment
Stock trading and investing

(d)  CRIMINAL PROCEEDINGS:
During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).


(e)  CIVIL PROCEEDINGS:
During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding,there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

(f) Citizenship.
United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired the 18197843 shares of common stock in open market transactions Through his brokerage account(s) with a total of $52769.24 paid for them.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the Issuer's shares as described in
Item 3 for investment purposes.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer,including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;


(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)As of 10/19/2011 the Reporting Person is the beneficial owner of 18197843 or about 7.2% of the Issuer's issued and outstanding common stock.

(b) As of 10/19/2011 the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 18197843 shares (or approximately 7.2%) of the Issuer's issued and outstanding common stock.

..
(c) As of 10/19/2011 and within the past sixty day period the Reporting Person executed all the following transactions through his brokerage account(s) in the open market.

On 9/22/2011 the Reporting Person bought 4509575 shares for atotal of $8156.98 and an average of 0.0018 per share

On 9/23/2011 the Reporting Person bought 2560896 shares for atotal of $5584.18 and an average of $0.0022 per share

On 9/26/2011 the Reporting Person bought 1425000 shares for atotal of $3057.42 and an average of $0.0021 per share

On 10/7/2011 the Reporting Person bought 3545333 shares for atotal of $5204.63 and an average of $0.0014 per share

On 10/10/2011 the Reporting Person bought 1999881 shares for atotal of $4215.64 and an average of $0.0021 per share

(d) As of  10/19/2011 No person other than the Reporting Person had the
 right to receive or the power to direct the receipt   of dividends from,
 or the proceeds from the sale of, the Issuer's equity securities.

(e)Not applicable



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
 WITH RESPECT TO SECURITIES OF THE ISSUER
The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (ii) the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. 10/19/2011
_______________________
Date


___Amir Kammona____________________
Signature


___Amir A Kammona____________________
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.